Pop N Go, Inc.

12429 East Putnam Street

Whittier, CA 90602

(562) 945-9351

April 9, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549-0213

Re:

Pop N Go, Inc.

Amendment No. 1 to Form SB-2 Registration Statement filed on October 12, 2006

File No. 333-136594

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Emerge Pop N Go, Inc. (the “Registrant”) to withdraw its Registration Statement on Form SB-2, originally filed by the Registrant on August 14, 2006, as amended on October 12, 2006 (the “Registration Statement”).

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Melvin Wyman
Melvin Wyman
Chief Executive Officer